Filed pursuant to Rule 433
Registration No. 333-169401

Pricing Term Sheet

September 10, 2012

TRANSOCEAN INC.

$750,000,000 2.500% SENIOR NOTES DUE 2017

$750,000,000 3.800% SENIOR NOTES DUE 2022

Fully and Unconditionally Guaranteed By
Transocean Ltd.

Issuer:	Transocean Inc.

Guarantor:	Transocean Ltd. (NYSE: RIG) (SIX: RIGN)

Title of securities:	2.500% Senior Notes Due 2017 (“2017 Notes”) 3.800% Senior Notes Due 2022 (“2022 Notes”)

Ratings (Moody’s/S&P/Fitch)*:	Baa3 (Negative) / BBB- (Negative) / BBB- (Negative)

Aggregate principal amount offered:	2017 Notes: $750,000,000 2022 Notes: $750,000,000

Note denominations:	$1,000 and integral multiples of $1,000

Trade date:	September 10, 2012

Settlement date (T+3):	September 13, 2012

Final maturity dates:	2017 Notes: October 15, 2017 2022 Notes: October 15, 2022

Interest payment dates:	April 15 and October 15 of each year, commencing on April 15, 2013

Optional redemption:

2017 Notes:  Redeemable at any time at an amount equal to 100% of the principal amount being redeemed plus accrued and unpaid interest to the redemption date and a make whole premium, using a discount rate of Treasury plus 30 bps

2022 Notes: Prior to July 15, 2022 (three months prior to maturity), redeemable at any time at an amount equal to 100% of the principal amount being redeemed plus accrued and unpaid interest to the redemption date and a make whole premium, using a discount rate of Treasury plus 35 bps; on or after July 15, 2022, redeemable at any time at an amount equal to 100% of the principal amount being redeemed plus accrued and unpaid interest to the redemption date

Coupon:	2017 Notes: 2.500% 2022 Notes: 3.800%

Interest rate adjustment:

The interest rate payable on the notes of each series will be subject to adjustment from time to time if Moody’s or S&P downgrades (or downgrades and subsequently upgrades) the credit rating assigned to such series of notes as described in the section of the preliminary prospectus supplement dated September 10, 2012 relating to the notes entitled “Description of the Notes and Guarantees—Interest Rate Adjustment.”

Benchmark Treasury:	2017 Notes: 0.625% due August 31, 2017 2022 Notes: 1.625% due August 15, 2022

Benchmark yield:	2017 Notes: 0.660% 2022 Notes: 1.683%

Spread to benchmark:	2017 Notes: +190 bps 2022 Notes: +220 bps

Yield to maturity:	2017 Notes: 2.560% 2022 Notes: 3.883%

Price to public:	2017 Notes: 99.714% 2022 Notes: 99.309%

Proceeds to Issuer before expenses:	2017 Notes: 99.114% ($743,355,000) 2022 Notes: 98.659% ($739,942,500)

Anticipated use of net proceeds:

Transocean Inc. intends to use the net proceeds from the offering to fund all or part of the costs associated with the construction of four newbuilds. Transocean Inc. is currently discussing the newbuilds as opportunities with a customer with whom Transocean Inc. would expect to enter into drilling contracts for the newbuilds; provided, that, to the extent Transocean Inc. does not enter into such drilling contracts with the customer, and does not construct the newbuilds or, to the extent Transocean Inc. does not require the full amount of proceeds for such construction, Transocean Inc. would instead apply the net proceeds from this offering to the repayment of debt and for general corporate purposes outside of Switzerland. Pending application of the net proceeds from the sale of the notes, Transocean Inc. intends to invest such proceeds in cash or cash equivalents.

CUSIP / ISIN:	2017 Notes: 893830BD0 / US893830BD08 2022 Notes: 893830 BC2 / US893830BC25

Joint Book-Running Managers:	Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and DNB Markets, Inc.

Co-Managers:	Credit Agricole Securities (USA) Inc., Credit Suisse Securities (USA) LLC, Mitsubishi UFJ Securities (USA), Inc., Morgan Stanley & Co. LLC and Standard Chartered Bank

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer and the Guarantor have filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (as supplemented) and other documents the Guarantor has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling:

Barclays Capital Inc. at 1-888-603-5847 (toll free),

Citigroup Global Markets Inc. at 1-877-858-5407 (toll free),

J.P. Morgan Securities LLC at 1-212-834-4533 (collect), or

Wells Fargo Securities, LLC at 1-800-326-5897 (toll free).